June 18, 2019

EDGAR

United States Securities and
Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Re:	Form N-CSR
John Hancock Exchange-Traded Fund Trust (the “Registrant”) on behalf of:

John Hancock Multifactor Consumer Discretionary ETF
John Hancock Multifactor Financials ETF
John Hancock Multifactor Healthcare ETF
John Hancock Multifactor Large Cap ETF
John Hancock Multifactor Emerging Markets ETF
John Hancock Multifactor Mid Cap ETF
John Hancock Multifactor Technology ETF
John Hancock Multifactor Materials ETF
John Hancock Multifactor Energy ETF
John Hancock Multifactor Consumer Staples ETF
John Hancock Multifactor Media and Communications ETF
John Hancock Multifactor Industrials ETF
John Hancock Multifactor Utilities ETF
John Hancock Multifactor Developed International ETF
John Hancock Multifactor Small Cap ETF

File Nos. 811-22733

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to the Investment Company Act of 1940 and the Securities Exchange Act of 1934 is the Registrant’s Form N-CSR filing for the period ending April 30, 2019.

If you have any questions or comments regarding this filing, please contact the undersigned at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone
Treasurer